UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number  000-04604

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH  45014

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein -by reference.

Financial Statements and Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2010 and 2009, and supplemental schedule as of December 31, 2010.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 29, 2011	/s/ Gregory J. Ziegler
Gregory J. Ziegler
Vice President and Director of Personnel
and Community Relations and
Employee Benefits Committee Member

Cincinnati Financial
Corporation Tax-Qualified
Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2010 and 2009,
Supplemental Schedule as of December 31, 2010,
and Report of Independent Registered Public
Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements as of and for the Years Ended December 31, 2010 and 2009	4–11

SUPPLEMENTAL SCHEDULE —	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Cincinnati Financial Corporation, and to the Participants of the Cincinnati Financial Corporation Tax-Qualified Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 28, 2011

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant-directed investments (at fair value)	$166,830,434	$125,298,077
Notes receivable from participants	2,632,266	1,808,428
Contribution receivable – employer	327,634	–
Contribution receivable – other	354,224	–
Accrued interest and dividends receivable	153,480	139,017

NET ASSETS AVAILABLE FOR BENEFITS	$170,298,038	$127,245,522

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,992)	166,246

NET ASSETS AVAILABLE FOR BENEFITS	$170,278,046	$127,411,768

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:

Participant contributions (including rollovers of $852,382 and $246,848 in 2010 and 2009, respectively)	$16,558,576	$15,967,833
Employer contributions	8,276,769	8,553,138
Other contributions	354,224	–
Total contributions	25,189,569	24,520,971

Investment income:
Net appreciation in fair value of investments	18,817,586	20,732,553
Interest and dividend income	2,751,175	2,274,789
Total investment income	21,568,761	23,007,342

Interest income on notes receivable from participants	110,830	102,283

Total additions	46,869,160	47,630,596

DEDUCTIONS — Benefits paid to participants	4,002,882	2,169,964

INCREASE IN NET ASSETS	42,866,278	45,460,632

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	127,411,768	81,951,136

End of year	$170,278,046	$127,411,768

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan eligible to substantially all employees of Cincinnati Financial Corporation (the “Company”) who meet the eligibility requirements outlined in the Plan Document. Fifth Third Bank (the “Trustee”) serves as the trustee of the Plan. Effective December 3, 2004, Fifth Third Bank outsourced the Plan’s recordkeeping function to FASCore. The Plan commenced January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Participants may contribute a percentage of their pretax annual compensation each year, as defined in the Plan, subject to certain Internal Revenue Code limitations.  Participants are eligible for a company match which is 100 percent of the first six percent of eligible compensation.  Participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the company match. The Company match is invested according to the participants’ investment direction. Contributions from participants and the Company are recorded each pay period for Plan participants.  Eligible participants are automatically enrolled in the Plan at a three percent contribution rate to encourage associate savings. Effective January 1, 2009, the Plan was amended to clarify its provisions pertaining to the automatic increase of a participant’s contribution rate by one percent each year to a maximum six percent contribution. Each participant has the opportunity to elect to withdraw prior to automatic enrollment or at any time once enrolled. A receivable to the Plan of $681,858 consisting of $327,634 due from the Company and $354,224 due from the Trustee at December 31, 2010 represents auto-increase contributions, including earnings that would have accrued from these contributions, which did not occur for participants who were automatically enrolled in 2008. The omission related to a plan amendment not accurately reflected on the Trustee’s recordkeeping system.  Catch-up contributions were made to impacted participants during the first quarter of 2011.  Beginning on January 1, 2009, the Company may make a discretionary profit sharing contribution to eligible participants.  A participant who is not enrolled in the Company’s high deductible group health plan is eligible for the discretionary profit sharing contribution.  The Company’s profit sharing contribution was $485,235 during 2010 and $1,034,745 during 2009. Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans (“Rollover”).  Rollovers from other qualified plans were $852,382 during 2010 and $246,848 during 2009.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which include the Company’s common stock fund, various mutual funds and a stable value fund.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in the Company contribution and profit sharing contribution plus actual earnings thereon after three years of eligible service.  Unvested participants who are employed by the Company will become fully vested in the Company and profit sharing contribution upon reaching their retirement age.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest rates equal to the prime rate plus one percent. At December 31, 2010, interest rates on participant loans ranged from 4.25% to 9.25%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan document. Plan benefits may be paid in a lump sum of cash or shares of Company common stock.

Forfeited Accounts – Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay plan expenses and/or reduce the Company’s matching and profit sharing contributions.  Forfeitures were $58,871 and $11,067 during the years ended December 31, 2010 and 2009, respectively. The forfeiture amounts are reinvested into the Fifth Third Stable Value Fund until utilized in a way permitted by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except as described below. The Plan’s mutual funds are valued based on observable quoted market prices. The Company’s common stock fund consists of Company stock which is valued based on quoted market prices and a money market component which provides liquidity for participant directed transactions.  Participant loans are valued at the outstanding principal balances plus any accrued but unpaid interest.

Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.  See Note 5, Stable Value Fund, for additional disclosures.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid by the Company.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2010 and 2009.

Adopted Accounting Standards — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures.  ASU 2010-06 applies to all entities that are required to make disclosures about recurring or nonrecurring fair value measurements.  This guidance requires separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers. ASU 2010-06 additionally requires separate disclosures of the activity in the Level 3 category related to any purchases, sales, issuances and settlements on a gross basis.  The Plan adopted the guidance for Level 1 and 2 in its December 31, 2010 financial statements.  The Plan’s net assets available for benefits were not impacted by the adoption of the new guidance.  The effective date of the disclosures regarding level 3 category purchases, sales, issuances and settlements are for annual periods beginning after December 15, 2010, with early adoption permitted. This portion of the ASU does not have a material impact on the Plan’s statements of net assets available for benefits or changes in net assets available for benefits as it focuses on additional disclosures.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events.  ASU 2010-09 removes the requirement for U.S. Securities and Exchange Commission (SEC) filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.  The Plan has adopted ASU 2010-09, effective for the first reporting period after issuance.  It did not have a material impact on the Plan’s statements of net assets available for benefits or changes in net assets available for benefits.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans, which clarifies that participant loans are classified as notes receivable and measured at the unpaid principal balance plus any accrued but unpaid interest. Loans were previously measured at fair value as investments. The ASU is effective for annual periods ending after December 15, 2010 and applied retrospectively to all prior periods presented.  The Plan has adopted this ASU and reclassified participant loans as notes receivable for all periods presented. Adoption of this ASU does not have a material impact on the Plan’s statements of net assets available for benefits or changes in net assets available for benefits.

Pending Accounting Updates — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS).  The ASU converges fair value measurement and disclosures among U.S. GAAP and IFRS.  ASU 2011-04 changes certain fair value measurement principles and expands disclosure requirements, particularly for Level 3 inputs. The ASU is effective for annual periods beginning after December 15, 2011, and should be applied prospectively. This ASU is not expected to have a material impact on the Plan’s statements of net assets available for benefits or changes in net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 were as follows:
		2010	2009
	Dodge & Cox Stock Fund	$18,193,937	$13,821,437
	T. Rowe Price Growth Stock Fund	16,925,248	12,836,875
*	Fifth Third LifeModel Moderate INSTL	12,927,502	10,050,831
*	Cincinnati Financial Corporation (CINF) Common Stock and Money Market Funds	12,462,095	9,315,601
	Dodge & Cox International Stock Fund - A	12,004,961	7,890,849
	Touchstone Mid Cap Growth Fund -A	11,795,206	9,298,652
*	Fifth Third Stable Value Fund (C)**	10,767,108	10,127,985
	Royce Premier Fund	9,456,365	7,266,656

* Party-in interest.

** Fair value was $10,787,100 and $9,961,739 as of December 31, 2010 and 2009, respectively.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Mutual funds:
Large Cap Funds	$5,365,360	$8,171,108
Mid Cap Funds	3,539,824	3,670,095
Small Cap Funds	4,165,065	3,232,313
Balanced Funds	1,868,471	1,947,387
International Funds	1,568,385	3,682,177
Bond Funds	296,965	644,296
Total	16,804,070	21,347,376

Common stock	2,013,516	(614,823)

Net appreciation of investments	$18,817,586	$20,732,553

4.	FAIR VALUE MEASUREMENTS

In accordance with accounting guidance related to fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used.

Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•
Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•
Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

•
Level 3 – Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis for the periods ended December 31, 2010 and 2009. The Plan did not have any liabilities carried at fair value or any Level 3 assets at or during the years ended December 31, 2010 and 2009. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2010 and 2009.

	Asset fair value measurements at December 31, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Registered investment companies:
Large Cap Funds	$46,122,470	$-	$-	$46,122,470
Mid Cap Funds	20,908,092	-	-	20,908,092
Small Cap Funds	22,854,813	-	-	22,854,813
Balanced Funds	22,330,238	-	-	22,330,238
International Funds	18,789,240	-	-	18,789,240
Bond Funds	12,576,386	-	-	12,576,386
Total	143,581,239	-	-	143,581,239
CINF common stock and money market funds	12,462,095	-	-	12,462,095
Common collective trusts	-	10,787,100	-	10,787,100
Total	$156,043,334	$10,787,100	$-	$166,830,434

	Asset fair value measurements at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Registered investment companies:
Large Cap Funds	$35,744,009	$-	$-	$35,744,009
Mid Cap Funds	14,579,309	-	-	14,579,309
Small Cap Funds	16,364,213	-	-	16,364,213
Balanced Funds	16,652,859	-	-	16,652,859
International Funds	14,077,498	-	-	14,077,498
Bond Funds	8,602,849	-	-	8,602,849
Total	106,020,737	-	-	106,020,737
CINF common stock and money market funds	9,315,601	-	-	9,315,601
Common collective trusts	-	9,961,739	-	9,961,739
Total	$115,336,338	$9,961,739	$-	$125,298,077

5.	STABLE VALUE FUND

The Fifth Third Stable Value Fund (the “Fund”) is a stable value fund that is a common collective trust fund.  The Fund invests primarily in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs) with similar characteristics. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment in the Fund as well as the adjustment of that investment from fair value to contract value. The adjustment from fair value to contract value for the Plan’s investment in the Fund decreased net assets available for benefits by $19,992 and increased net assets available for benefits by $166,246 at December 31, 2010 and 2009, respectively. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  There are no unfunded commitments or restrictions on redemption frequency for the Fund.

Benefit-responsive investment contracts, including GIC’s and wrap (synthetic) contracts are agreements with high quality banks and insurance companies, which are designed to help preserve principal and provide a stable crediting rate.  These contracts are fully benefit-responsive and provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value.  In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.

While each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following:  (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participant plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

GIC’s generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  Wrap contracts generally are evergreen contracts that contain termination provisions.  Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.  The issuer is not excused from paying the excess contract value when the market value equals zero.  Wrap contracts that permit the issuer to terminate at market value generally provide that the Fund may elect to convert such termination to an

Amortization Election as described below.  In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination.  Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period.  Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

For the years ended December 31, 2010 and 2009, the average yield for the entire Fund based on actual earnings was 1.55% and 2.74%, respectively.

For the years ended December 31, 2010 and 2009, the average yield adjusted to reflect the actual interest rate credited to participants was 1.57% and 2.21%, respectively.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held 390,465 and 351,960 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring employer, with a cost basis of $12,275,682 and $11,205,933, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $591,540 and $529,388, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

8.	FEDERAL INCOME TAX STATUS

The Trustee received an opinion letter from the Internal Revenue Service (the IRS), dated November 19, 2001, which states that the prototype plan document on which the Plan Document is based satisfies the applicable provisions of the Internal Revenue Code (the IRC). The Plan has subsequently been amended and has applied for a determination letter.  The Plan is awaiting response from the IRS. The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	2010	2009
Net assets available for benefits per the financial statements	$170,278,046	$127,411,768
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	19,992	(166,246)
Net assets available for benefits per the Form 5500	$170,298,038	$127,245,522

	2010	2009
Net increase in net assets available for benefits per the financial statements	$42,866,278	$45,460,632
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	186,238	144,149
Net increase in net assets available for benefits per the Form 5500	$43,052,516	$45,604,781

10.	SUBSEQUENT EVENT

Effective February 1, 2011, the Plan was amended to include a Roth 401(k) option for participants. This option allows participants to contribute after-tax dollars while contributions and any earnings on those contributions are tax-free upon withdrawal.

SUPPLEMENTAL SCHEDULE

	CINCINNATI FINANCIAL CORPORATION
	TAX-QUALIFIED SAVINGS PLAN

	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	DECEMBER 31, 2010

	Identity of Issuer	Description of Investment	Current Value***

*	Fifth Third Funds	Fifth Third Total Return Bond INSTL	$4,657,952
*	Fifth Third Funds	Fifth Third Stable Value Fund (C)	10,787,100
*	Fifth Third Funds	Fifth Third Equity Index INSTL	2,648,378
*	Fifth Third Funds	Fifth Third LifeModel Aggressive INSTL	725,485
*	Fifth Third Funds	Fifth Third LifeModel Conservative INSTL	388,589
*	Fifth Third Funds	Fifth Third LifeModel Mod Agg INSTL	7,474,213
*	Fifth Third Funds	Fifth Third LifeModel Mod Cons INSTL	1,539,934
*	Fifth Third Funds	Fifth Third LifeModel Moderate INSTL	12,927,502
	Artisan	International Fund	6,784,279
	Dodge & Cox	Dodge & Cox Stock Fund	18,193,937
	Dodge & Cox	Dodge & Cox International Stock Fund - A	12,004,961
	Dreyfus	Small Cap Stock Index Fund	3,144,118
	Goldman Sachs	Core Fixed - Inc INSTL	5,682,499
	Goldman Sachs	Mid Value Fund - A	4,421,589
	Federated	Mid Cap Index Fund - A	4,691,297
	Royce	Premier Fund	9,456,365
	Touchstone	Mid Cap Growth Fund - A	11,795,206
	T. Rowe Price	New Horizon Fund	2,480,961
	T. Rowe Price	Growth Stock Fund	16,925,248
	T. Rowe Price	Equity Income Fund	2,876,555
	Allianz	Small Cap Value Fund	7,773,369
	American Funds	Growth Fund of America R3	3,419,569
	Davis New York	Davis New York Venture Fund - A	1,333,298
	Vanguard	Vanguard Total Bond Market Index Fund	2,235,935
*	Cincinnati Financial Corporation	Common stock and money market funds	12,462,095
	Total participant-directed investments		$166,830,434

*	Participant Loans**		$2,632,266

*       Party-in-interest
**     The interest rates on these loans range from 4.25% to 9.25%, with maturity dates through May 2038.
***   Cost information is not required for participant-directed investments and, therefore, is not included.